April 11, 2005

via U.S. Mail							via facsimile

Mr. Graham Taylor					    	Michael Shannon
President and Director					 	Devlin & Jensen
Magnus International Resources Inc. 				(604) 684-
0916
101 Convention Center Drive, 7th Floor
Las Vegas, Nevada 89109

Re:	Magnus International Resources Inc.
		Preliminary Information Statement on Schedule 14C
	File No. 0-49961
	Filed March 29, 2005

	Form 10-KSB for the year ended July 31, 2004, as amended
	Filed November 15, 2004
	File No. 0-49961

Dear Mr. Taylor:

      We have limited our review of the above filings to only the areas upon which we have issued comments. Where indicated, we think you should revise your documents in response to these comments.
If
you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14C

Creation of Preferred Stock

1. We note that you seek shareholder approval for the creation of 1,000,000 shares of preferred stock of which 100,000 are to be designated as Series "A" preferred shares and will be issued to management. Do you have any current plans, proposals, or arrangements to issue the additional 900,000 preferred shares?
For
example, are there any proposals or plans to acquire any business or engage in any investment opportunity with the additional shares? If so, please disclose and if not, please state that you have no such plans, proposals or arrangements written or otherwise at this time.

Purposes and Effects of the Creation of Preferred Stock

2. We note your statement that the issuance of the 100,000 shares of
Series "A" preferred stock to management will create long term stability of management. Please provide further disclosure explaining how you reached this conclusion.

Form 10-KSB for the year ended July 31, 2004, as amended

Controls and Procedures

3. This section indicates that "[t]here have been no significant changes in the Company`s controls subsequent to the evaluation date."
Revise to comply with Item 308(c) of Regulation S-B. Specifically, disclose whether there have been "any changes," as opposed to "significant changes." Consult the last paragraph of section II.J.
found in Release No. 33-8238 for additional guidance.

	Further, revise this section to address change(s) that "materially affect, or is reasonably likely to materially affect," rather than "significantly affect" the Company`s internal control over financial reporting.
Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Direct any questions regarding this matter to Jason Wynn, at
(202) 824-5665, or in his absence, to Tangela Richter, Branch
Chief,
at (202) 942-1837.   Please send all correspondence to us at the
following ZIP code:  20549-0405.


							Sincerely,



							H. Roger Schwall
							Assistant Director


cc: 	J. Wynn
	T. Richter



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Magnus International Resources Inc.
4/11/2005
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE